[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 19, 2012

VIA HAND DELIVERY AND EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:      Sunrise Senior Living, Inc.

Preliminary Proxy Statement filed on Schedule 14A

Filed on September 28, 2012

File No. 001-16499

Dear Mr. Spirgel:

On behalf of our client, Sunrise Senior Living, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 4, 2012, with respect to the filing referenced above.

This letter and Amendment No. 1 (“Amendment No. 1”) to the preliminary proxy statement filed by the Company on Schedule 14A (“Schedule 14A”) are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five courtesy copies of Amendment No. 1 marked to show the changes made to version of the Schedule 14A filed on September 28, 2012.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  All references to page numbers in these responses are to the pages of Amendment No. 1.

Opinion of Goldman Sachs & Co., page 38

Selected Transactions Analysis for Sunrise’s Real Estate Business, page 42

1.             Please revise to disclose why Goldman Sachs determined to use cap rates ranging from 7.25% to 6.25% based on the Summary Precedent Transactions.

Response:  In response to the Staff’s comment, page 43 of Amendment No. 1 has been revised.

Illustrative Discounted Cash Flow Analysis for Sunrise’s Management Business, page 44

2.             Please disclose why Goldman Sachs chose the particular perpetuity growth rate range used.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

October [•], 2012

Response:  In response to the Staff’s comment, page 44 of Amendment No. 1 has been revised.

Financial Forecasts, page 46

3.             Please disclose in the proxy statement all material projections provided to Goldman Sachs regarding the company as well as the bases for and the nature of the material assumptions underlying the projections. We note, for example, that Goldman Sachs based its discounted cash flow analyses on “estimated unlevered free cash flows set forth in the financial forecasts.”

Response:  In response to the Staff’s comment, pages 47 and 48 of Amendment No. 1 has been revised.

*          *           *

The Company has authorized us to advise the Staff that it acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Adam O. Emmerich at (212) 403-1234 (telephone) or (212) 403-2234 (fax), or me at (212) 403-1394 (telephone) or (212) 403-2394 (fax).

Sincerely,

/s/ David K. Lam

David K. Lam

cc:   Mark S. Ordan (Sunrise Senior Living, Inc.)

David Haddock (Sunrise Senior Living, Inc.)

Adam O. Emmerich (Wachtell, Lipton, Rosen & Katz)